Exhibit 2.1

Execution Version

ASSET PURCHASE AGREEMENT

BY AND BETWEEN

SORRENTO THERAPEUTICS, INC.,

AND

YUHAN CORPORATION

DATED AS OF OCTOBER 30, 2023

THIS ASSET PURCHASE AGREEMENT IS SUBJECT TO REVISION BY SELLER AT ANY TIME AND MUST BE KEPT CONFIDENTIAL IN ACCORDANCE WITH THE TERMS OF THE CONFIDENTIALITY AGREEMENT ENTERED INTO BETWEEN THE RECIPIENT OF THIS AGREEMENT AND SELLER. THIS DOCUMENT HAS BEEN PREPARED SOLELY TO FACILITATE DISCUSSIONS AMONG THE RECIPIENT HEREOF AND SELLER AND IT IS NOT INTENDED, AND WILL NOT BE DEEMED, TO CONSTITUTE AN OFFER, PROPOSAL OR AGREEMENT, OR TO CREATE LEGALLY BINDING OR ENFORCEABLE OBLIGATIONS, OF ANY TYPE OR NATURE. NO SUCH OFFER, PROPOSAL, AGREEMENT OR OBLIGATIONS SHALL BE MADE OR CREATED EXCEPT BY A DEFINITIVE WRITTEN AGREEMENT THAT HAS BEEN EXECUTED AND DELIVERED BY ALL PARTIES THERETO.

TABLE OF CONTENTS

i

ii

SCHEDULES

Schedule I	Purchased Assets
Schedule II	Assumed Liabilities
Schedule III	Assumed Contracts

EXHIBITS

Exhibit A	Form of Assignment and Assumption Agreement
Exhibit B	Bidding Procedures
Exhibit C	Form of Bill of Sale
Exhibit D	Form of IP Assignment Agreement
Exhibit E	Form of Manufacturing Technology Transfer Agreement
Exhibit F	Purchase Price Allocation
Exhibit G	Form of Escrow Agreement

iii

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of October 30, 2023 by and between SORRENTO THERAPEUTICS, INC., a Delaware corporation (“Seller”), and YUHAN CORPORATION, a Korean corporation (“Buyer”). Seller and Buyer are referred to herein each as a “Party” and together as the “Parties.” Capitalized terms used but not otherwise defined herein have the meanings set forth in Article I.

RECITALS

WHEREAS, on February 13, 2023, Seller and its wholly owned Subsidiary, Scintilla Pharmaceuticals, Inc., commenced voluntary proceedings under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court, which are being jointly administered under the caption In re Sorrento Therapeutics, Inc., et al. (the “Bankruptcy Case”); and

WHEREAS, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, the Purchased Assets, and in connection therewith Buyer is willing to assume the Assumed Liabilities, all upon the terms and conditions set forth herein and further subject to any Sale Order in the Bankruptcy Case;

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

Article I
DEFINITIONS

Section 1.1         Definitions. A defined term has its defined meaning throughout this Agreement and in each Exhibit and Schedule to this Agreement, regardless of whether it appears before or after the place where it is defined. As used in this Agreement, the following terms have the meanings specified below:

“Accounting Firm” has the meaning given to such term in Section 2.6.

“Affiliate” means, with respect to any specified Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such specified Person. For purposes of this definition, “control” (and any similar term) means the power of one or more Persons to direct, or cause the direction of, the affairs of another Person by reason of ownership of voting stock or by Contract or otherwise.

“Agreement” has the meaning given to such term in the Preamble hereto.

“Allocation” has the meaning given to such term in Section 2.6.

“Assignment and Assumption Agreement” means the Assignment and Assumption Agreement to be executed and delivered by Buyer and Seller at the Closing for the assignment of the Assumed Contracts, substantially in the form of Exhibit A.

“Assumed Contracts” has the meaning given to such term in Section 2.5.

“Assumed Liabilities” has the meaning given to such term in Section 2.3.

“Bankruptcy Case” has the meaning given to such term in the Recitals hereto.

“Bankruptcy Code” means Title 11 of the United States Code, 11 U.S.C. §§ 101, et seq, as amended.

“Bankruptcy Court” means the United States Bankruptcy Court for the Southern District of Texas or such other court having competent jurisdiction over the Bankruptcy Case.

“Bidding Procedures Order” means the order of the Bankruptcy Court approving, among other matters, implementation in all material respects of the bidding procedures attached as Exhibit B.

“Bill of Sale” means the Bill of Sale to be executed and delivered by Seller to Buyer at the Closing, substantially in the form of Exhibit C.

“Business” means (i) the Seller’s development exclusively of the Products for use as pharmaceutical products, (ii) the licensing by Seller of Intellectual Property exclusively related to the Products to the JVC under the Sorrento-JVC License Agreement, and (iii) supply by Seller of the Products to the JVC, in each case as of the date of this Agreement.

“Business Day” means any day that is not a Saturday, Sunday or other day on which banks are required or authorized by Law to be closed in New York, New York, Houston, Texas, or Seoul, Korea.

“Buyer” has the meaning given to such term in the Preamble hereto.

“Buyer Default Termination” has the meaning given to such term in Section 3.2.

“CD47 Product” means any and all anti-CD47 antibodies covered by or disclosed in the Purchased Patents in Schedule I.2, including the anti-CD47 antibody identified as C47B10-H3-D4 in U.S. Patent Publication No. 2016/0257751.

“Closing” has the meaning given to such term in Section 4.1.

“Closing Date” has the meaning given to such term in Section 4.1.

“Closing Payment” has the meaning given to such term in Section 3.1(b).

“CMO” means contract manufacturing organization.

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” means the Confidentiality Agreement by and between Buyer and Seller, dated July 13, 2023, as amended.

“Consent” means any approval, consent, ratification, permission, waiver or authorization, or an order of the Bankruptcy Court that deems, or renders unnecessary, the same.

“Contract” means any lease, contract, deed, mortgage, license or other legally enforceable agreement or instrument.

“COVID-19” means SARS-CoV-2 or COVID-19 and any evolutions or mutations thereof, and any related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other applicable Law, governmental order, action, directive, guidelines or recommendations by any Governmental Authority in connection with or in response to COVID-19.

“COVID-19 Response” means any actions taken or omitted in response to the COVID-19 pandemic, including any COVID-19 Measures, and the effects resulting from such taken or omitted actions (including (a) any required or recommended quarantines, travel restrictions, “stay-at-home” orders, social distancing measures, or other safety measures, (b) workforce reductions, workplace or worksite shutdowns or slowdowns and (c) other measures initiated, to the extent reasonably necessary or appropriate to respond to, or mitigate the effects of, the COVID-19 pandemic, including any COVID-19 Measures), but solely to the extent reasonably supported by documentation, information, data or other evidence reasonably substantiating the necessity or appropriateness of such actions.

“Data Protection Laws” means any applicable Laws relating to the Processing of Personal Information, data privacy, data security, data breach notification, and the cross-border transfer of Personal Information.

“Data Protection Requirements” means all applicable (i) Data Protection Laws; (ii) Privacy Policies; and (iii) the terms of any agreements to which Seller is bound relating to the Processing of Personal Information.

“Deposit” has the meaning given to such term in Section 3.2.

“Documentary Materials” means all books, records, information, files, data and plans (whether written, electronic or in any other medium), and similar items of Seller that are in the possession and control of Seller as of immediately prior to the Closing and exclusively related to the Products.

“Encumbrances” means any charge, lien (statutory or otherwise), mortgage, lease, hypothecation, encumbrance, pledge, security interest, option, right of use, first offer or first refusal, easement, servitude, restrictive covenant, encroachment or similar restriction.

“Escrow Agent” has the meaning given to such term in Section 3.2.

“Escrow Agreement” has the meaning given to such term in Section 3.2.

“Exchange Act” has the meaning given to such term in Section 5.6(a).

“Excluded Assets” has the meaning given to such term in Section 2.2.

“Excluded Liabilities” has the meaning set forth in Section 2.4.

“Exemption Documentation” has the meaning given to such term in Section 3.3(c).

“FDA” shall mean the United States Food and Drug Administration or any successor thereto.

“FDA Permits” has the meaning given to such term in Section 5.12(e).

“Filing Deadline” has the meaning given to such term in Section 3.3(c)(i).

“Final Allocation” has the meaning given to such term in Section 2.6.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any federal, municipal, state, local or foreign governmental, administrative, taxing or regulatory authority, department, agency, commission or body (including any court or similar tribunal).

“Health Care Laws” shall mean the Federal Food, Drug, and Cosmetic Act (21 U.S.C. §§ 301 et seq.), the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the civil False Claims Act (31 U.S.C. §§ 3729 et seq.), the criminal False Claims Law (42 U.S.C. § 1320a-7b(a)), the exclusion laws (42 U.S.C. § 1320a-7), the Health Insurance Portability and Accountability Act (42 U.S.C. § 1320d-9) and the civil monetary penalties law (42 U.S.C. § 1320a-7a), in each case, as amended and the regulations promulgated thereunder.

“Holdback Amount” means an amount equal to $2,000,000.

“Holdback Release Event” means the date upon which there has been filed with each of the Korean Patent Office, the United States Patent and Trademark Office, the European Patent Office, the Australian Patent Office and their respective patent offices in the other jurisdictions set out in Schedule I.2, papers that are reasonably necessary to give effect to the transfer of ownership of the Purchased Patents.

“Intellectual Property” shall mean all rights, title and interest (whether statutory, common law or otherwise) in or relating to any intellectual property, including all: (i) patents and patent applications, and all related national or international counterparts thereto, including any divisionals, continuations, continuations-in-part, reissues, reexaminations, substitutions provisionals, renewals, extensions, patents of addition, supplementary protection certificates, utility models, inventors’ certificates, or the like, and any foreign equivalents of any of the foregoing (including certificates of invention and any applications therefor) and all rights to claim priority from any of the foregoing (“Patents”); (ii) trademarks, trade dress, service marks, certification marks, logos, slogans, design rights, names, corporate names, trade names, brand names and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing, and all applications, registrations, renewals and extensions of any of the foregoing; (iii) copyrights and copyrightable subject matter, whether or not registered or published, and all applications, registrations, reversions, extensions and renewals of any of the foregoing, and all moral rights, however denominated; (iv) Internet domain names and social media accounts and addresses, and all registrations for any of the foregoing; and (v) rights and remedies with respect to any past, present, or future infringement, misappropriation, or other violation of any of the foregoing in clauses (i) through (v), in each case (i) through (v), anywhere in the world.

“IP Assignment Agreement” means one or more Intellectual Property assignment agreement(s) to be executed and delivered by Seller to Buyer at the Closing, substantially in the form of Exhibit D.

“Joint Venture Agreement” means that certain joint venture agreement executed by and between the Seller and the Buyer, effective as of February 26, 2016, as amended by (i) the Amendment Agreement to the Joint Venture Agreement, effective as of June 26, 2016, (ii) the Second Amendment Agreement to the Joint Venture Agreement, effective as of September 1, 2016, (iii) the Third Amendment Agreement to the Joint Venture Agreement, effective as of February 21, 2019 and (iv) the Fourth Amendment Agreement to the Joint Venture Agreement, effective as of April 18, 2022.

“JVC” means ImmuneOncia Therapeutics Inc., a company duly organized under the laws of the Republic of Korea with its principal place of business at Genexine ProGen Bio Innovation Park 6F, 172, Magokjungang-ro, Gangseo-gu, Seoul, Republic of Korea.

“Knowledge” means, as to a particular matter, the actual knowledge of (a) with respect to Buyer, its chief executive officer or its chief financial officer and (b) with respect to Seller, (i) Henry Ji, the chief executive officer, (ii) Mike Royal, the chief medical officer, (iii) Elizabeth Czerepak, the chief financial officer, and (iv) Mark Brunswick, senior vice president, Regulatory Affairs of Seller.

“Korea” means the Republic of Korea.

“Korean STT” has the meaning given to such term in Section 3.3(a).

“LAG3 Product” means any and all anti-LAG3 antibodies covered by or disclosed in the Purchased Patents in Schedule I.2, including the anti-LAG3 antibody identified as 5C8 in U.S. Patent Publication No. 2023/0147852.

“Law” means any federal, state, provincial, local, municipal, foreign or other law, statute, legislation, constitution, principle of common law, resolution, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, ruling, directive, pronouncement, requirement, determination, decision or opinion of any Governmental Authority.

“Liability” means any debt, obligation or liability of any nature, whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due.

“Long Stop Date” has the meaning given to such term in Section 9.1(g).

“Lonza License Agreement” has the meaning given to such term in Section 7.13.

“Manufacturing Technology Transfer Agreement” means an agreement to be executed and delivered by Buyer and Seller at the Closing with respect to the anti-PD-L1 antibody identified as H6B1L-EM in US provisional patent application No. 62/288,912 manufacturing technology transfer to the JVC and/or a contract manufacturing organization identified by Buyer after the Closing, the objective of, and the material technology information to be transferred in, which are listed on Schedule I.5, substantially in the form in Exhibit E.

“Material Adverse Effect” means any event, condition, circumstance, development or effect that, individually or in the aggregate with all other events, changes, conditions, circumstances, developments and effects, has had a material adverse effect on the Purchased Assets, taken as a whole; provided, however, that none of the following events, changes, conditions, circumstances, developments or effects (or the results thereof) shall be taken into account, individually or in the aggregate, in determining whether any such material adverse effect has occurred (a) the announcement of the signing of this Agreement or the filing of the Petitions (including any action or inaction by the customers, suppliers, landlords, employees, consultants or competitors of Seller and its Affiliates as a result thereof), compliance with the express provisions of this Agreement or the consummation of the transactions contemplated hereby, and (b) actions, omissions, events and circumstances arising out of or caused by the filing of the Petitions, the Bankruptcy Case or any case commenced by Seller under Chapter 7 of the Bankruptcy Code or any other transactions that Seller or its Affiliates may enter into pursuant to Section 363 of the Bankruptcy Code, (c) actions or omissions taken or not taken by or on behalf of Seller or any of its Affiliates at the request of Buyer or its Affiliates, (d) actions taken by Buyer or its Affiliates, other than as contemplated by this Agreement, (e) failure of Seller or any of its Affiliates to meet any internal or published projections, forecasts, estimates or predictions, (f) changes or prospective changes in Law (including rules, regulations and administrative policies of the FDA) or generally accepted accounting principles in the United States or elsewhere, or changes or prospective changes in the interpretation or enforcement of any of the foregoing, or any changes or prospective changes in general legal, regulatory or political conditions; (g) volcanoes, tsunamis, pandemics (including COVID-19, any COVID-19 Measures and any COVID-19 Response) or any escalation or material worsening of any pandemic, earthquakes, floods, storms, hurricanes, tornadoes or other natural disasters, (h) changes in general economic conditions, currency exchange rates or United States or international debt or equity markets, (i) events or conditions generally affecting the industry or markets in which Seller operates, (j) national or international political or social conditions or any national or international hostilities, acts of terror or acts of war (whether or not declared), or any escalation or worsening of any such conditions, hostilities, acts of terror or acts of war (whether or not declared), (k) any product or product candidate of Seller, including any change, event, circumstance or development relating to the use or sale of any such product or product candidate, the suspension, recall, rejection, refusal of, request to refile or any delay in obtaining or making any regulatory application or filing relating to any such product or product candidate, any other negative actions, requests, recommendations or decisions of the FDA or any other Governmental Authority relating to any such product or product candidate, any other competitive or regulatory development affecting any such product or product candidate, or the failure to conduct successful clinical trials on a timely basis for any such product candidate, (l) any product or product candidate of any person or entity (other than Seller), including the announcement, development or entry into the market of any product competitive with any product or product candidate of Seller, the certification of any product or product candidate competitive with any product or product candidate of Seller under CFR 314.94(a)(12)(i)(A)(4) or the filing of any Abbreviated New Drug Application or related patent litigation, (m) any clinical trials or studies undertaken by any person or entity, and any negative publicity or unfavorable media attention resulting therefrom; provided that, in the case of clauses (h), (i) and (j), such events, changes, conditions, circumstances, developments or effects shall be taken into effect in determining whether any such material adverse effect has occurred to the extent that any such events, changes, conditions, circumstances, developments or effects have a material and disproportionate adverse effect on the Purchased Assets, taken as a whole, relative to similar assets and Liabilities of other Persons operating in the industry or markets in which Seller operates.

“NTS” has the meaning given to such term in Section 3.3(b).

“Order” means any order, writ, judgment, injunction, decree, rule, ruling, directive, determination or award made, issued or entered by or with any Governmental Authority, whether preliminary, interlocutory or final, including any Order entered by the Bankruptcy Court in the Bankruptcy Case (including the Sale Order).

“Party” or “Parties” has the meaning given to such term in the Preamble hereto.

“Patent Transfer Withholding Tax” has the meaning given to such term in Section 3.3(a).

“PD-L1 Product” means any and all anti-PD-L1 antibodies covered by or disclosed in the Purchased Patents in Schedule I.2, including the anti-PD-L1 antibody identified as H6B1L-EM in US provisional patent application No. 62/288,912; but excluding any and all anti-PD-L1 antibodies covered by or disclosed in U.S. Patent application US Patent Publication No. 2013-0323249 (Ser. no. 13/907,685 filed 31 May 2013), including H6B1L.

“Permit” shall mean franchises, grants, authorizations, registrations, licenses, permits, easements, variances, exceptions, certificates, and approvals of any Governmental Authority.

“Permitted Encumbrances” means: (a) liens for Taxes, special assessments or other governmental charges not yet due and payable or delinquent or that are being contested in good faith, (b) statutory liens and rights of set-off of landlords, banks, carriers, warehousemen, mechanics, repairmen, workmen, customs brokers or agencies, suppliers and materialmen, and other Encumbrances imposed by Law, in each case, incurred in the ordinary course of business, (c) deposits and pledges securing (i) obligations incurred in respect of workers’ compensation, unemployment insurance or other forms of governmental insurance or benefits (other than valid obligations incurred in respect of any defined benefit pension plan), (ii) the performance of bids, tenders, leases, Contracts (other than for payment of money), statutory obligations, licenses and other similar obligations, or (iii) obligations on performance, surety or appeal bonds, (d) licenses of or other grants of rights to use Intellectual Property, (e) Laws now or hereafter in effect relating to real property, easements and similar Encumbrances which do not have a material adverse effect on the current use by Seller of the real property subject thereto, (f) statutory liens creating a security interest in favor of lessors with respect to property of Seller which do not interfere with the current use of such leased property by Seller in any material respect, (g) Encumbrances which do not materially and adversely interfere with the current operation of the Business, taken as a whole, (h) Encumbrances contained in the Assumed Contracts, (i) Encumbrances arising from applicable Laws of general application which do not interfere with the current operation of the Business in any material respect, (j) Encumbrances arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business, and (k) Encumbrances arising by operation of law under Article 2 of any state’s Uniform Commercial Code (or successor statute) in favor of a seller of goods or buyer of goods.

“Person” means any individual, corporation, partnership, limited partnership, limited liability company, syndicate, group, trust, association or other organization or entity or Governmental Authority. References to any Person include such Person’s successors and permitted assigns.

“Personal Information” has the same meaning as “personal data,” “personal information,” “personally identifiable information” or the equivalent under Data Protection Laws.

“Petition” means the voluntary petition or petitions under Chapter 11 of the Bankruptcy Code filed by Seller with the Bankruptcy Court.

“Privacy Policies” means all published and posted policies relating to Seller’s Processing of Personal Information.

“Proceeding” has the meaning given to such term in Section 5.4.

“Process” (and the corollary term “Processing”) means, with respect to data, the collection, use, storage, transfer, disclosure, disposal, or other processing of such data.

“Product Inventory” means drug products, drug substances, reference standard, and, subject to the Lonza License Agreement and the ownership rights of Lonza Sales AG, master cell bank and working cell bank for STI-3031 or IMC-001, in each case that are owned by Seller and exclusively related to any Product and that are in the possession or control of Seller as of immediately prior to the Closing and are listed on Schedule I-4.

“Products” means, collectively, the PD-L1 Product, the CD47 Product and the LAG3 Product, in each case solely to the extent owned by Seller as of the Closing.

“Purchase Price” has the meaning given to such term in Section 3.1.

“Purchased Assets” means, collectively, the Purchased Shares, the Purchased Patents, the Purchased Technology, the Product Inventory, and the Purchased Books and Records.

“Purchased Books and Records” means the Documentary Material set forth on Schedule I-3.

“Purchased Patents” means the Patents set forth on Schedule I-2.

“Purchased Shares” has the meaning given to such term in Schedule I.

“Purchased Technology” means the Technology owned by Seller and exclusively related to the Business and the Products and described in the Purchased Books and Records.

“Representatives” means, with respect to a particular Person, any director, officer, employee or other authorized representative of such Person or its Subsidiaries, including such Person’s attorneys, accountants, financial advisors and restructuring advisors.

“Sale Order” has the meaning given to such term in the Section 8.1(b).

“Securities Act” has the meaning given to such term in Section 5.6(a).

“Seller” has the meaning given to the Preamble hereto.

“Seller Financial Statements” has the meaning given to such term in Section 5.6(b).

“Seller IP” means all Intellectual Property related to the Products and owned by Seller as of immediately prior to the Closing.

“Seller SEC Reports” has the meaning given to such term in Section 5.6(a).

“Sorrento-JVC License Agreement” has the meaning given to such term in Schedule III.

“Subsidiary” means, with respect to any Person, (a) any corporation or similar entity of which at least 50% of the securities or interests having, by their terms, ordinary voting power to elect members of the board of directors, or other persons performing similar functions with respect to such corporation or similar entity, is held, directly or indirectly by such Person and (b) any partnership, limited liability company or similar entity of which (i) such Person is a general partner or managing member or (ii) such Person possesses a 50% or greater interest in the total capitalization or total income of such partnership, limited liability company or similar entity.

“Tax” means any U.S. federal, state, local or non-U.S. tax (including any income tax, franchise tax, service tax, capital gains tax, gross receipts tax, value-added tax, surtax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax or payroll tax), levy, assessment, tariff, duty (including any customs duty), deficiency or fee (including any fine, addition, penalty or interest), imposed by any Governmental Authority (to the extent the foregoing are taxes or in the nature of a tax).

“Tax Return” means any return, report, information return or other document (including any related or supporting information or amendments thereof) required to be filed with any Governmental Authority with respect to Taxes.

“Technology” means unpatented ideas, discoveries, inventions, developments, technologies, trade secrets, software, tools, methods, practices, processes, techniques, standard operating procedures, expertise, bills of material, manufacturing records, know-how, show-how, results, data (including pharmacological, biological, chemical, biochemical and stability data, clinical data and data resulting from pre-clinical tests and non-clinical studies), CMC information, specifications, designs, formulae, algorithms, marketing reports, documentation and other materials and information.

“Transaction Documents” means this Agreement, the IP Assignment Agreement, the Bill of Sale, the Assignment and Assumption Agreement, the Manufacturing Technology Transfer Agreement, the Escrow Agreement and any other Contract to be entered into by the Parties in connection with the Closing.

“Transfer Taxes” has the meaning given to such term in Section 7.8.

“Willful Breach” means a knowing and intentional material breach of this Agreement that is a consequence of an act taken by the breaching Party, or the failure by the breaching Party to take an act it is required to take under this Agreement, in each case with actual knowledge that the taking of, or the failure to take, such act would, or would reasonably be expected to, cause a breach of this Agreement.

Section 1.2         Construction. The terms “hereby,” “hereto,” “hereunder” and any similar terms as used in this Agreement refer to this Agreement in its entirety and not only to the particular portion of this Agreement where the term is used. The terms “including,” “includes” or similar terms when used herein shall mean “including, without limitation.” The meaning of defined terms shall be equally applicable to the singular and plural forms of the defined terms, and the masculine gender shall include the feminine and neuter genders, and vice versa, as the context shall require. Any reference to any federal, state, provincial, local or foreign statute or Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Unless otherwise indicated, references to (a) Articles, Sections, Schedules and Exhibits refer to Articles, Sections, Schedules and Exhibits of and to this Agreement and (b) references to $ (dollars) are to United States Dollars.

Article II
PURCHASE AND SALE

Section 2.1         Purchase and Sale of Purchased Assets. Pursuant to Section 363 of the Bankruptcy Code and upon the terms and subject to the satisfaction of the conditions contained in this Agreement, at the Closing, Seller shall sell, assign, convey, transfer and deliver to Buyer, and Buyer shall, by Buyer’s payment of the Purchase Price and assumption of the Assumed Liabilities, purchase and acquire from Seller, all of Seller’s right, title and interest, free and clear of all Encumbrances in and to the Purchased Assets (subject to Section 7.11); provided, however, that the Purchased Assets shall not include any Excluded Assets.

Section 2.2         Excluded Assets. Notwithstanding any provision herein to the contrary, the Parties expressly understand and agree that Seller shall not sell, assign, convey, transfer or deliver to Buyer any assets of Seller other than the Purchased Assets (collectively, the “Excluded Assets”).

Section 2.3         Assumed Liabilities. On the Closing Date, Buyer shall execute and deliver to Seller the Assignment and Assumption Agreement pursuant to which Buyer shall assume and agree to pay, perform and discharge when due the Liabilities set forth on Schedule II (collectively, the “Assumed Liabilities”).

Section 2.4         Excluded Liabilities. Notwithstanding any provision herein to the contrary, the Buyer shall not assume or be obligated to pay, perform or otherwise discharge any Liabilities of Seller, including, for the avoidance of doubt, any patent prosecution costs incurred prior to the Closing with respect to the Purchased Patents (such as any outstanding attorney fees, fees paid to patent offices and translation fees) and any Permitted Encumbrances incurred prior to the Closing, other than the Assumed Liabilities (all such Liabilities not assumed by the Buyer, collectively, the “Excluded Liabilities”).

Section 2.5         Assumption and Assignment of Certain Contracts. To the extent transferable by their terms or pursuant to any consent or notice obtained in connection with this Agreement or the Sale Order, all rights and benefits under the executory contracts, Permits, and other documents, commitments, arrangements or undertakings listed on Schedule III (the “Assumed Contracts”) arising from and after the Closing Date shall be, assigned, conveyed, transferred and delivered to Buyer.

Section 2.6         Allocation. Buyer and Seller agree that the Purchase Price shall be allocated amongst the Purchased Shares, Purchased Patents and the other Purchased Assets in accordance with Exhibit F. In addition, Buyer shall, not later than twenty (20) days after the Closing Date, prepare and deliver to Seller a further allocation of the Purchase Price (plus other relevant items, to the extent properly taken into account for Tax purposes) among the Purchased Assets (the “Allocation”) in accordance with Exhibit F and Section 1060 of the Code, the Treasury Regulations thereunder and other applicable Law for Buyer’s review and approval (such approval not to be unreasonably withheld, conditioned or delayed). Any reasonable comments provided by Seller to Buyer in accordance with this Section 2.6 shall be considered by Buyer in good faith. The Allocation shall be conclusive and binding on the Parties unless Seller notifies Buyer in writing that Seller objects to one or more items reflected in the Allocation (other than any item set forth in Exhibit F), and specifies the reasonable basis for such objection, within five (5) Business Days after delivery to Buyer of the Allocation. In the case of such an objection, Seller and Buyer shall negotiate in good faith to resolve any disputed items. Any resolution by Seller and Buyer shall be conclusive and binding on the Parties once set forth in writing (any such conclusive and binding Allocation, the “Final Allocation”). If Seller and Buyer are unable to resolve all disputed items within five (5) Business Days after the delivery of Seller’s written objection to Buyer, Buyer and Seller shall jointly retain a mutually agreed independent internationally recognized accounting firm (the “Accounting Firm”) (which may in turn select an appraiser, if needed) to resolve any disputed item(s). The costs, fees and expenses of the Accounting Firm (and any appraiser) shall be borne by Buyer. The Accounting Firm shall resolve any such dispute within thirty (30) days after its retention, and the Final Allocation shall be adjusted to reflect any such resolution of any disputed item(s). The Parties agree to (and shall cause their affiliates to) file all Tax Returns (including the filing of IRS Form 8594 with their U.S. federal income Tax Return for the taxable year that includes the date of the Closing) consistent with, and shall not take any position in connection with Tax matters that is inconsistent with, the Final Allocation unless otherwise required by a final determination within the meaning of Section 1313 of the Code or any corresponding provision of state, local or non-U.S. Law, or as Buyer or Seller (as applicable) determine is necessary to settle a dispute with a Tax authority after making a good faith effort to defend the Final Allocation. In the event that a Governmental Authority disputes the Final Allocation, the Party receiving notice of such dispute shall promptly notify the other Party hereto, and Seller and Buyer shall, and shall cause their respective Affiliates to, use their reasonable efforts to defend such Final Allocation in any applicable proceeding. Notwithstanding the foregoing, in administering the Bankruptcy Case, the Bankruptcy Court shall not be required to apply the Final Allocation, and neither Seller, nor any other parties in interest, shall be bound by the Final Allocation, for purposes of determining the manner in which the Purchase Price should be allocated for non-tax purposes among the Purchased Assets themselves.

Article III
PURCHASE PRICE; DEPOSIT

Section 3.1         Purchase Price.

(a)            In consideration for the Purchased Assets, subject to the terms and conditions of this Agreement and the entry and effectiveness of the Sale Order, Buyer shall pay to Seller at the Closing an amount equal to $20,000,000 (the “Purchase Price”) and assume the Assumed Liabilities.

(b)            On the Closing Date, Buyer shall pay or cause to be paid to Seller, by wire transfer of immediately available funds to an account designated by Seller prior to the Closing, an amount in cash equal to (i) the Purchase Price minus (ii) the Deposit, minus (iii) the Korean STT, minus (iv) the Patent Transfer Withholding Tax minus (v) the Holdback Amount (such amount, the “Closing Payment”); it being understood that the Deposit shall be delivered to Seller or one or more designees of Seller at the Closing in accordance with Section 3.2.

Section 3.2         Deposit Escrow.

(a)            Deposit. Within one (1) Business Day after the execution and delivery of this Agreement by Seller and Buyer, Buyer shall deposit into escrow to an account designated by Axos Bank (the “Escrow Agent”), $2,000,000 (together with any interest accrued thereon prior to the Closing Date, the “Deposit”) by wire transfer of immediately available funds pursuant to an escrow agreement by and among Buyer, Seller and the Escrow Agent substantially in the form of Exhibit G (the “Escrow Agreement”). The Deposit shall be held as a trust fund and shall not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of Seller or Buyer.

(b)            Disbursement of Deposit to Seller. Subject to Section 3.2(c), the Deposit shall become payable to Seller upon the earlier of (a) the Closing or (b) the termination of this Agreement pursuant to Section 9.1(c) or Section 9.1(f) (a “Buyer Default Termination”). Upon Seller’s permanent and irrevocable retention of the Deposit as a result of a Buyer Default Termination in accordance with the process below, Seller shall promptly, but no later than three (3) Business Days from the date of release of the Deposit to Seller (the “Release Date”), return to Buyer the applicable Korean tax in an amount equal to 22% of the Deposit (the “Tax Payment”), and Buyer shall promptly pay all required Korean Taxes in respect of the Deposit to the relevant tax office of the Korea National Tax Service (the “NTS”) and local government (collectively, the “Korean Tax Authorities”) within ten (10) days from the Release Date and provide a payment receipt to Seller. In the event that Seller fails to promptly remit the Tax Payment to the Buyer as required by this Section 3.2(b), Seller shall bear any additional Korean Tax penalties incurred by Buyer on the Tax Payment and Seller shall promptly reimburse Buyer for the same.

(i)            At Closing. At the Closing, the Deposit shall be delivered to an account designated by Seller by wire transfer of immediately available funds as payment of a portion of the Purchase Price and the Closing Payment.

(ii)            By Buyer Default Termination. In the event the Deposit becomes payable to Seller by reason of a Buyer Default Termination pursuant to Section 9.1(f), Seller may at any time deliver a notice of such Buyer Default Termination to the Escrow Agent (with a copy thereof to Buyer) instructing the Escrow Agent to disburse the Deposit to an account designated by Seller by wire transfer of immediately available funds to be retained by Seller for its own account pursuant to the Escrow Agreement. In the event the Deposit becomes payable to Seller by reason of a Buyer Default Termination pursuant to Section 9.1(c), Seller shall deliver written notice thereof to Buyer and, if Buyer disputes that a Buyer Default Termination occurred, shall discuss with Buyer in good faith regarding whether a Buyer Default Termination occurred for five (5) Business Days after Seller’s delivery of notice to Buyer. If Seller concludes after such discussion period that a Buyer Default Termination did occur, then Seller may deliver a notice of such Buyer Default Termination to the Escrow Agent (with a copy thereof to the Buyer) instructing the Escrow Agent to disburse the Deposit to an account designated by Seller by wire transfer of immediately available funds to be retained by Seller for its own account pursuant to the Escrow Agreement. Such release of escrow funds to Seller shall not preclude Buyer from continuing to contest whether the Deposit was released to Seller in accordance with the terms of this Agreement and the Escrow Agreement.

(c)            Return of Deposit to Buyer. If this Agreement or the transactions contemplated herein are terminated other than for a termination which constitutes a Buyer Default Termination, Seller and Buyer shall instruct the Escrow Agent to, and the Escrow Agent shall, within two (2) Business Days after such instruction, return to Buyer the Deposit by wire transfer of immediately available funds.

(d)            The Escrow Agent’s escrow fees and charges shall be paid by Buyer.

Section 3.3         Withholding.

(a)            Buyer shall make payment of the Deposit and the Purchase Price when due, in full, without any set-off, restriction, condition, withholding or deduction of any kind including any Tax, with the exception of (i) the Korean securities transaction tax applicable to the Purchase Price allocated to the Purchased Shares at the rate of 0.35% thereof (the “Korean STT”) and (ii) the Korean withholding tax on royalties applicable to the Purchase Price allocated to the Purchased Patents, the Purchased Technology and the Purchased Books and Records at the rate of 16.5% thereof (the “Patent Transfer Withholding Tax”).

(b)            Buyer shall withhold the Korean STT from the Closing Payment and timely pay the Korean STT to the relevant tax office of the NTS by the payment due date determined under applicable law.  Thereafter, Buyer shall immediately provide to Seller the Korean STT payment receipt once received from the NTS.

(c)            Seller shall, at its sole cost and expense, prepare or cause to be prepared, a Form 29-2(2), as required under the Enforcement Rule of the Korean Income Tax Law, titled “Application for Tax Exemption in accordance with Tax Treaty” and related documentation (including a residency certificate or proof of filing a request for such residency certificate) to establish an exemption from Korean capital gains tax with regards to the Purchase Price allocated to the Purchased Shares (the “Exemption Documentation”). Seller shall, at least two (2) Business Days before the Closing Date, prepare and deliver the Exemption Documentation to Buyer, provided that, if Seller initially provides a proof of filing a request for a residency certificate, Seller shall promptly deliver to Buyer a copy of the residency certificate as soon as it becomes available.

(i)            If the tax residency certificate becomes available and is delivered by Seller to Buyer by the ninth (9th) day of the month immediately following the month in which the Closing takes place (the “Filing Deadline”), Buyer shall file the Exemption Documentation with the relevant tax office of the NTS by the Filing Deadline.

(ii)            If the tax residency certificate is not available and cannot be delivered by Seller to Buyer by the Filing Deadline, Seller shall provide to Buyer proof of filing a request for such residency certificate (IRS Form 8802), a copy of Seller’s certificate of incorporation and annual audit report, to confirm Seller’s US tax residency status, and Buyer shall file the Exemption Documentation, together with such evidence, with the relevant tax office of the NTS by the Filing Deadline. As soon as practicable thereafter, Seller shall provide to Buyer the residency certificate, which Buyer shall file with the relevant tax office of the NTS. Seller shall indemnify and hold harmless Buyer, to the fullest extent permitted by Law, against any damages or losses incurred by Buyer due to the non-filing of the residency certificate by the Filing Deadline (including for legal and other fees and expenses incurred in connection with such delay), provided that (x) the Exemption Documentation is otherwise duly filed as indicated above and (y) the damages or losses are not attributable to Buyer’s willful conduct or gross negligence.

(d)            Buyer shall withhold the Patent Transfer Withholding Tax from the Closing Payment and timely pay the Patent Transfer Withholding Tax to the Korean Tax Authorities. At Closing, Seller shall deliver to Buyer a Form 72-2, as required under the Enforcement Rule of the Korean Corporate Income Tax Law, titled “Application for Reduced Tax Rate in accordance with Tax Treaty” and related documentation, to be kept for submission by Buyer to the relevant Korean Tax Authorities upon request. After the payment of the Patent Transfer Withholding Tax to the Korean Tax Authorities, Buyer shall prepare and timely file a correction claim to the Korean Tax Authorities to get refund of the Patent Transfer Withholding Tax; provided that, Seller shall have the opportunity to review and comment on such correction claim prior to filing and Buyer shall incorporate all reasonable comments provided by Seller. Should the NTS reject such correction claim, Buyer shall, at the sole discretion of the Seller, file an appeal with the Tax Tribunal and, if necessary, a Korean court, to seek a refund of the Patent Transfer Withholding Tax. If it is determined by the Korean Tax Authorities, the Tax Tribunal or a Korean court to refund the Patent Transfer Withholding Tax to Buyer, Buyer shall remit such refunded amount to Seller without delay. Any costs and expenses to be incurred for this claim and refund process shall be borne by Seller. Seller shall have full control over the refund process, including the decision to proceed with an appeal at the Tax Tribunal or Korean court, selection of counsel, and arguments to be presented, and Buyer shall provide full cooperation as required by Seller with regards to such refund process.

(e)            There shall be no grossing-up of payments to Seller in the event that Buyer is required to withhold the Korean STT and the Patent Transfer Withholding Tax from the payment of the Purchase Price to Buyer hereunder.

Section 3.4         Holdback Release Event. Upon the occurrence of the Holdback Release Event, Buyer shall promptly (and in any event within one (1) Business Day) pay or cause to be paid to Seller, by wire transfer of immediately available funds to an account designated by Seller, an amount in cash equal to the Holdback Amount. Buyer shall use reasonable efforts to cause the Holdback Release Event to occur as promptly as practicable following the Closing.

Article IV
THE CLOSING

Section 4.1         Time and Place of the Closing. Upon the terms and subject to the satisfaction of the conditions contained in Article VIII of this Agreement, the closing of the sale of the Purchased Assets and the assumption of the Assumed Liabilities contemplated by this Agreement (the “Closing”) shall take place remotely, on the earlier of (a) November 2, 2023 at 8:00 a.m. (central time), provided that the conditions set forth in Article VIII have been satisfied or, to the extent permitted, waived by the applicable Party in writing (other than conditions which by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted, waiver of such conditions at or prior to the Closing) at such time and (b) at 8:00 a.m. (central time) no later than the first (1st) Business Day following the date on which the conditions set forth in Article VIII have been satisfied or, to the extent permitted, waived by the applicable Party in writing (other than conditions which by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted, waiver of such conditions at or prior to the Closing), or at such other place and time as Buyer and Seller may mutually agree. The date on which the Closing actually occurs is herein referred to as the “Closing Date.”

Section 4.2         Deliveries by Seller. At or prior to the Closing, Seller shall deliver or cause to be delivered the following to Buyer:

(a)            a copy of transfer instruction for the Purchased Shares held in Seller’s securities account at Korea Investment & Securities Co., Ltd. (Acct. No. 81233523-01) to Buyer’s securities account which shall be notified by Buyer to Seller by at least two (2) Business Days prior to the Closing, or other appropriate instruments necessary to transfer the Purchased Shares to Buyer under applicable Law;

(b)            each of the Transaction Documents to which Seller is a party, duly executed by Seller;

(c)            such other instruments of assignment or conveyance duly executed by Seller as shall be reasonably necessary to transfer the Purchased Assets (other than the Purchased Patents) to Buyer in accordance with this Agreement (including any power of attorney or other deliverables to be included in Transaction Documents to properly record the transfer and assignment of the Purchased Assets (other than the Purchased Patents) to the Buyer);

(d)            a copy of the Sale Order as entered by the Bankruptcy Court;

(e)            a properly completed and duly executed IRS Form W-9 from Seller; and

(f)            the certificate contemplated by Section 8.2(c).

Section 4.3         Deliveries by Buyer. At or prior to the Closing, Buyer shall deliver or cause to be delivered the following to Seller:

(a)            the Closing Payment;

(b)            a copy of Buyer’s instructions to the Escrow Agent to release the Deposit to an account designated by Seller in accordance with Section 3.2;

(c)            certified copies of the resolutions duly adopted by the Buyer’s board of directors authorizing the execution, delivery and performance of this Agreement and each of the other transactions contemplated hereby;

(d)            each of the Transaction Documents, duly executed by the Buyer; and

(e)            the certificate contemplated by Section 8.3(c).

Article V
REPRESENTATIONS AND WARRANTIES OF Seller

Subject to (a) any information contained, or incorporated by reference, in any current, annual or quarterly report publicly filed with the United States Securities and Exchange Commission by Seller since January 1, 2022 and prior to the date hereof, other than information contained in any risk factor or forward looking statement sections thereof and (b) such exceptions that result from the filing and commencement of the Bankruptcy Case, Seller represents and warrants to Buyer as follows:

Section 5.1         Organization, Standing and Corporate Power. Seller is a corporation or other entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, formation or organization. Prior to the commencement of the Bankruptcy Case, Seller is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed would not reasonably be expected to result in a Material Adverse Effect.

Section 5.2         Authority Relative to this Agreement. Subject to the applicable provisions of the Bankruptcy Code, Seller has all necessary corporate or similar authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party and, upon entry and effectiveness of the Sale Order, in accordance with the terms hereof, will have all necessary corporate or similar authority to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the other Transaction Documents to which Seller is party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the board of directors or equivalent governing body of Seller, and no other corporate or similar proceedings on the part of Seller are necessary to authorize this Agreement or the other Transaction Documents to which it is party or to consummate the transactions contemplated hereby or thereby. This Agreement has been duly and validly executed and delivered by Seller, and, upon their execution and delivery in accordance with the terms of this Agreement, each of the other Transaction Documents to which Seller is party will have been duly and validly executed and delivered by Seller, and assuming that this Agreement and the other Transaction Documents to which it is party constitute valid and binding agreements of Buyer to the extent that it is a party thereto, and, subject to the entry and effectiveness of the Sale Order and the execution and delivery of such other Transaction Documents in accordance with the terms hereof, this Agreement and the other Transaction Documents to which Seller is a party constitute valid and binding agreements of Seller thereto, enforceable against Seller in accordance with their terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium or other similar Laws affecting or relating to enforcement of creditors’ rights generally or general principles of equity.

Section 5.3         No Violation; Consents.

(a)            Except to the extent excused by or unenforceable as a result of the filing of the Bankruptcy Case and except for the entry and effectiveness of the Sale Order, neither the execution and delivery of this Agreement nor the sale by Seller of any Purchased Assets pursuant to this Agreement will (with or without notice or lapse of time) conflict with or result in (i) any breach of any provision of Seller’s Certificate of Incorporation or Bylaws (or similar organizational documents) or (ii) subject to the matters referred to in Section 5.3(b), any material breach of any Law applicable to Seller or its properties or assets.

(b)            No Consent of any Governmental Authority is required to be obtained by or with respect to Seller in connection with the execution and delivery of this Agreement by Seller, or the consummation by Seller of the transactions contemplated by this Agreement, except for (i) compliance with any applicable requirements of applicable securities Laws, (ii) the entry of the Sale Order by the Bankruptcy Court, and (iii) such other Consents where the failure to obtain such Consents would not reasonably be expected to result in a Material Adverse Effect.

Section 5.4         Legal Proceedings and Orders. Except as would not reasonably be expected to have a Material Adverse Effect, other than in connection with the Bankruptcy Case:

(a)            there is no action, suit, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding or any informal proceeding) or investigation pending or being heard by or before, or otherwise involving, any Governmental Authority or any arbitrator or arbitration panel (each a “Proceeding”) and no Person has threatened in writing to commence any Proceeding (i) that relates to the Purchased Assets or (ii) that would reasonably be expected to have the effect of preventing, materially delaying, making illegal or otherwise materially interfering with any of the transactions contemplated by this Agreement;

(b)            there is no governmental order, writ, injunction, judgment or decree relating to any of the Purchased Assets to which Seller or any of the Purchased Assets is subject;

(c)            there is no Proceeding pending or, to the Knowledge of Seller, threatened against Seller related to the Purchased Assets before any court, agency, authority or arbitration tribunal, that (a) would reasonably be expected to materially adversely impact the Purchased Assets or (b) that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement

(d)            during the past (3) years, Seller has not ever settled or compromised any suit, claim, action, arbitration, proceeding or investigation (whether filed or threatened) related to the Purchased Assets.

Section 5.5         Compliance with Law(a)         . During the past three (3) years, Seller has complied in all material respects with, and has not been in material violation of, and has not received any written, or to the Knowledge of Seller, oral notices of material violation with respect to, any Laws applicable to Seller related to the Purchased Assets. During the past three (3) years, Seller has not received any written notice, citation or communication from the FDA or any other Governmental Authority alleging any actual or potential material noncompliance with any of the foregoing in this Section 5.5.

Section 5.6         Seller SEC Reports; Financial Statements.

(a)            Seller has filed all reports, schedules, forms, statements or other documents required to be filed by it under the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), or the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), as the case may be, since January 1, 2022 (collectively, the “Seller SEC Reports”). Each Seller SEC Report (i) as of its date, complied as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, as in effect on the date so filed and (ii) did not, at the time it was filed (or, if subsequently amended or supplemented, at the time of such amendment or supplement), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(b)            Each of the consolidated financial statements of Seller contained in the Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and in the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2023 filed with the SEC (collectively, the “Seller Financial Statements”) was prepared in accordance with GAAP and presents fairly, in all material respects, the consolidated financial position of Seller as of the respective dates thereof and the consolidated statements of operations, stockholder’s equity and cash flows of Seller for the respective periods indicated therein (subject, in the case of unaudited financial statements, to normal period end adjustments).

(c)            Seller does not have any Liabilities of a nature (whether accrued, absolute, contingent or otherwise) that would be required by GAAP to be reflected on a consolidated balance sheet of Seller (or in the notes thereto), except for Liabilities (i) which would not reasonably be expected to result in a Material Adverse Effect, (ii) that were incurred after June 30, 2023 in the ordinary course of business, (iii) that were incurred under this Agreement or in connection with the transactions contemplated hereby, (iv) that were disclosed or reserved against in the Seller Financial Statements (including the notes thereto) or (v) that will be or are Liabilities of Seller as a debtor in the Bankruptcy Case and that will not result in any Encumbrance (other than a Permitted Encumbrance) on the Purchased Assets following the entry of the Sale Order.

Section 5.7         Purchased Shares. The Seller is the registered legal and beneficial owner of the Purchased Shares, free and clear of any Encumbrances, as of the date of this Agreement and as of the Closing Date. As of the date hereof, the Purchased Shares represent 32.06% of the JVC’s issued and outstanding share capital on a fully diluted basis, and were duly authorized and valid issued and are fully paid and non-assessable. Upon the Closing, the Buyer will acquire from the Seller all rights, title and interest in and to the Purchased Shares, free and clear of any Encumbrances.

Section 5.8         Purchased Patents. Seller represents and warrants as of the date of this Agreement that, with respect to the Purchased Patents:

(a)            it is the sole and beneficial owner of the Purchased Patents;

(b)            all application, registration and renewal fees in respect of each of the Purchased Patents have been paid;

(c)            each Purchased Patent is free from any Encumbrances (except Permitted Encumbrances);

(d)            other than its license with the JVC, it has not assigned or licensed any of the rights under the Purchased Patents;

(e)            it is unaware of any infringement of any of the Purchased Patents by a third party;

(f)            to the Knowledge of Seller the exploitation of the Purchased Patents will not infringe the patent rights of any third parties;

(g)            the Purchased Patents constitute the entirety of the patents and the patent applications owned by Seller and its Affiliates that exclusively cover the manufacture, use and sale of the Products (which, by way of example, would not include the use of a Product with Seller’s SOFUSA drug delivery system);

(h)            no claims (i) challenging the validity, enforceability, or ownership of any of the Purchased Patents or (ii) asserting that the exploitation of the Purchased Patents infringes, misappropriates or violates or will infringe on, misappropriate or violate any patent rights of any third party have been asserted in writing against Seller by any third party;

(i)            each Person who has or has had any rights in or to any Purchased Patents has assigned its entire rights, titles and interests in and to such Purchased Patents to Seller; and

(j)            none of the Purchased Patents was developed or created using any funding or facilities of a university, college, other educational institution or research center, or funding from any Government Authority, and none of the Purchased Patents is subject to any rights of any Governmental Authority.

Section 5.9         Purchased Technology. Seller warrants as of the date of this Agreement that, with respect to the Purchased Technology:

(a)        it owns the entire right, title and interest in and to the Purchased Technology;

(b)       no claims asserting that the exploitation of the Purchased Technology infringes, misappropriates or violates or will infringe on, misappropriate or violate any rights of any third party have been asserted in writing against Seller by any third party;

(c)        each Person who has or has had any rights in or to any Purchased Technology has assigned its entire rights, titles and interests in and to such Purchased Technology to Seller;

(d)       Seller has used commercially reasonable efforts to maintain the confidentiality of the Purchased Technology, and to the Knowledge of the Seller, no breach of such confidentiality has been committed by any third party;

(e)        Seller has taken reasonable measures consistent with industry practice to protect and preserve the confidentiality of all trade secrets, if any, included in the Purchased Technology; and

(f)        none of the Purchased Technology was developed or created using any funding or facilities of a university, college, other educational institution or research center, or funding from any Governmental Authority, and none of the Purchased Technology is subject to any rights of any Governmental Authority.

Section 5.10       Assumed Contracts.

(a)            Seller has delivered or made available to Buyer a correct and complete copy of each of the Assumed Contracts and all amendments, side letters and exhibits and schedules relating to such Assumed Contracts.

(b)            None of the Assumed Contracts is under negotiation as of the date hereof. No liquidated damages, penalties or similar remedies are currently imposed or, to the Knowledge of Seller, threatened against Seller under any of the Assumed Contracts. As of the date hereof, neither Seller nor, to the Knowledge of Seller, any other party, is in material breach or default under any of the Assumed Contracts.

(c)            Subject to the approval of the Bankruptcy Court, Seller will have the right to assume and assign each of the Assumed Contracts to Buyer by virtue of (i) the express provisions of the Assumed Contracts, (ii) consents or notices contemplated to be obtained by Seller and given to Buyer prior to the Closing, (iii) the authority granted under Section 365 of the Bankruptcy Code, and/or (iv) applicable Law.

(d)            Each of the Assumed Contracts will continue to be legal, valid, binding and enforceable and fully effective with respect to Buyer immediately following the Closing in accordance with its terms as in effect prior to the execution of this Agreement.

Section 5.11       Data Privacy and Security. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, during the past three (3) years and solely to the extent exclusively related to the Purchased Assets, Seller: (a) has been in compliance with applicable Data Protection Requirements; (b) has taken commercially reasonable steps designed to ensure that all Personal Information Processed by Seller is protected against loss and unauthorized access, use, modification or disclosure, and, to the Knowledge of Seller, there have been no incidents regarding the same that required notification of individuals, law enforcement, or any Governmental Authority under any applicable Data Protection Law; and (c) has not received written communication from any Governmental Authority that alleges that Seller is not in compliance with any Data Protection Laws.

Section 5.12       Regulatory Matters.

(a)            With respect to all Purchased Assets, Seller is in compliance with applicable permits required by Laws. Neither Seller, nor to the Knowledge of Seller, any direct or indirect owners, officers, directors, managers, employees, agents or contractors of Seller, is the subject, officially or otherwise, of any pending or, to the Knowledge of the Seller, threatened investigation by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. Neither Seller nor its direct or indirect owners, officers, directors, managers, employees, or to the Knowledge of the Seller, its agents or contractors, have committed any act, made any statement, or failed to make any statement that would provide a basis for the FDA to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery and Illegal Gratuities” and any amendments thereto.

(b)            Neither Seller nor, to the Knowledge of the Seller, any current or former officer, employee, consultant, contractor or agent of Seller, has made an untrue statement of a material fact or fraudulent statement to the FDA or other Governmental Authority performing similar functions or failed to disclose a material fact required to be disclosed to the FDA or such other Governmental Authority.

(c)            Neither Seller nor, to the Knowledge of Seller, any officer, director, employee, contractor or agent of Seller has been subject to, or convicted of any crime, or engaged in any conduct that would reasonably be expected to result in, a material debarment by 21 U.S.C. § 335a(a) or authorized by 21 U.S.C. § 335a(b) or any similar Law, material exclusion, or suspension from participation in Medicare, Medicaid, TRICARE or any similar government health care program under Section 1128 of the Social Security Act of 1935, as amended, or any similar Laws or program, or otherwise under Section 306 of the Food, Drug and Cosmetic Act or any similar Law, and no action is pending or, to the Knowledge of the Seller, is threatened, relating to such debarment or conviction of Seller, or any such other Person.

(d)            Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) Seller is, and during the past three (3) years, has operated the Business with respect to the Purchased Assets, in compliance with all applicable Health Care Laws, (ii) during the past three (3) years, Seller has not received any written notification of any pending or, to the Knowledge of Seller, threatened, Proceeding from any Governmental Authority, including the FDA, alleging non-compliance by Seller under any Health Care Laws with respect to the Purchased Assets, and (iii) during the past three (3) years, neither Seller nor, to the Knowledge of Seller, any of its employees, officers or directors, has been excluded, suspended or debarred from participation in any federal health care program (as defined in 42 U.S.C. § 1320a-7b(f)) or human clinical research or, to the Knowledge of Seller, is subject to a Proceeding that could reasonably be expected to result in debarment, suspension, or exclusion.

(e)            Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, Seller holds such Permits of the FDA required for the conduct of the Business as currently conducted (collectively, the “FDA Permits”) and all such FDA Permits are in full force and effect.

(f)            Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, during the past three (3) years, (i) all reports, documents, claims and notices required to be filed, maintained, or furnished to the FDA by Seller in connection with the Purchased Assets have been so filed, maintained or furnished, and (ii) to the Knowledge of Seller, all such reports, documents, claims and notices were accurate in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing).

(g)            The clinical and pre-clinical studies conducted or sponsored by or to the Knowledge of Seller, on behalf of Seller with respect to the Purchased Assets have been and, if still pending, are being conducted compliance with all applicable Health Care Laws and FDA Permits, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, to the Knowledge of Seller, all clinical trials and research conducted or sponsored by Seller with respect to the Products: (i) have been conducted in compliance in all material respects with all applicable Health Care Laws including but not limited 21 C.F.R. Parts 50, 56, 58 and 312; and (ii) that are required to be registered on clinicaltrials.gov under 42 U.S.C. 282 and 42 C.F.R. Part 11 have been properly and duly registered on clinicaltrials.gov, and clinical trial results information required to be submitted for such trials has been properly and duly submitted for posting on www.clinicaltrials.gov in conformance with the requirements of applicable Health Care Laws.

(h)            Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, during the past three (3) years, with respect to all Purchased Assets, Seller and, to the Knowledge of the Seller, its directors, employees, contractors and agents (while acting in such capacity) are in material compliance with, and to the Knowledge of the Seller, there are no facts or circumstances that would reasonably be expected to give rise to liability of Seller under, any Health Care Laws applicable to Seller, or the Purchased Assets or activities.

Section 5.13       Adverse Change.

(a)            Since December 31, 2022, Seller has defended and protected the Seller IP from known infringement, and (B) not taken, or omitted to take, any action that would reasonably be expected to render invalid or unenforceable any of the Seller IP.

(b)            Since December 31, 2022, Seller has not, other than in connection with or pursuant to the Bankruptcy Case:

(i)            sold, leased, licensed, transferred or disposed of or made any contract for the sale, lease, license, transfer or disposition of, or make subject to a security interest or any other Encumbrance (other than a Permitted Encumbrance), any of the Purchased Assets;

(ii)            terminated, waived any material right or remedy under, or breached any obligation with respect to, any Assumed Contract;

(iii)            granted or incurred any Encumbrance (other than a Permitted Encumbrance) on any of the Purchased Assets.

Section 5.14         Brokers. Except for Moelis & Company, no Person is entitled to any brokerage, financial advisory, finder’s or similar fee or commission payable by Seller in connection with the transactions contemplated by this Agreement. Such fees shall be paid in full by Seller.

Section 5.15       Taxes. Except as has not had, or would not reasonably be expected to have, individually or in the aggregate a Material Adverse Effect:

(a)        all Tax Returns relating to the Purchased Assets that are required by applicable Law to be filed by Seller have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true, complete, and accurate;

(b)        Seller has timely paid all Taxes relating to the Purchased Assets due and owing by it, other than Taxes not due as of the date of the filing of the Bankruptcy Case as to which subsequent payment was not required by reason of the Bankruptcy Cases or Taxes that are being contested in good faith in appropriate Proceedings;

(c)        no deficiencies for Taxes have been claimed, proposed or assessed by any Governmental Authority in writing with respect to the Purchased Assets except for deficiencies which have been fully satisfied by payment, settled or withdrawn;

(d)       there are no audits, examinations, investigations or other proceedings ongoing or pending in respect of any Taxes relating to the Purchased Assets, and no written notification has been received by Seller that such an audit, examination, investigation or other proceeding has been proposed; and

(e)        there are no Encumbrances for Taxes with respect to the Purchased Assets.

Section 5.16       Disclaimer of Additional Warranties. Except as expressly provided in this Agreement or in the Sale Order, Buyer agrees and acknowledges that all transfers of the Purchased Assets are “as is” and “where is,” and acknowledges and agrees that Seller makes no representation of any kind whatsoever with respect to the Purchased Assets or otherwise, express or implied, including but not limited to any representation or warranty regarding the title or condition of the Purchased Assets, or the fitness, desirability, or the merchantability thereof or suitability thereof for any particular purpose, the current or future Tax Liability, assessment or valuation of any of the Purchased Assets, the compliance of any of the Purchased Assets in their current or future state with applicable Laws or the actual projected income or operating expense of the Business or Purchased Assets.

Article VI
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller as follows:

Section 6.1         Organization and Good Standing. Buyer is a corporation duly organized, validly existing and in good standing under the Laws of Korea.

Section 6.2         Authority Relative to this Agreement. Buyer has all necessary corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is party and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the other Transaction Documents to which Buyer is party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the board of directors of Buyer and no other corporate proceedings on the part of Buyer are necessary to authorize this Agreement or the other Transaction Documents to which it is party or to consummate the transactions contemplated hereby or thereby. This Agreement has been duly and validly executed and delivered by Buyer, and, upon their execution and delivery in accordance with the terms of this Agreement, each of the other Transaction Documents to which Buyer is a party will have been duly and validly executed and delivered by Buyer, and, assuming that this Agreement and such other Transaction Documents to which Seller is a party constitute valid and binding agreements of Seller thereto, constitute valid and binding agreements of Buyer, enforceable against Buyer in accordance with their terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium or other similar Laws affecting or relating to enforcement of creditors’ rights generally or general principles of equity.

Section 6.3         No Violation; Consents.

(a)        Neither the execution and delivery of this Agreement by Buyer, nor the purchase by Buyer of the Purchased Assets and the assumption by Buyer of the Assumed Liabilities pursuant to this Agreement will (with or without notice or lapse of time) conflict with or result in any breach of (i) any provision of Buyer’s Articles of Incorporation or Bylaws (or similar organizational documents) or (ii) subject to the matters referred to in Section 6.3(b), any Law applicable to Buyer or its properties or assets, except as would not reasonably be expected to have the effect of preventing, materially delaying, making illegal or otherwise materially interfering with any of the transactions contemplated by this Agreement.

(b)        No Consent of any Governmental Authority or any third party is required to be obtained by or with respect to Buyer in connection with the execution and delivery of this Agreement by Buyer, or the consummation by Buyer of the transactions contemplated by this Agreement, except for (i) compliance with any applicable requirements of applicable securities Laws, (ii) the entry of the Sale Order by the Bankruptcy Court, and (iii) such other Consents where the failure to obtain such Consents would not reasonably be expected to have the effect of preventing, materially delaying, making illegal or otherwise materially interfering with any of the transactions contemplated by this Agreement.

Section 6.4         Legal Proceedings and Orders. To the Knowledge of Buyer, there is no Proceeding, and no Person has threatened in writing to commence any Proceeding that would reasonably be expected to have the effect of preventing, materially delaying, making illegal or otherwise materially interfering with any of the transactions contemplated by this Agreement, except for the Bankruptcy Case. To the Knowledge of Buyer, there is no governmental order, writ, injunction, judgment or decree to which Buyer is subject that would reasonably be expected to have the effect of preventing, materially delaying, making illegal or otherwise materially interfering with any of the transactions contemplated by this Agreement.

Section 6.5         Brokers. No Person is entitled to any brokerage, financial advisory, finder’s or similar fee or commission payable by Buyer or any of its Affiliates in connection with the transactions contemplated by this Agreement. Such fees shall be paid in full by Buyer.

Section 6.6         Buyer Financing. As of the date of this Agreement and on the Closing Date, Buyer has and will have sufficient cash in immediately available funds to pay the Deposit, the Purchase Price and all of the fees, costs and expenses incurred in connection with the transactions contemplated hereby by Buyer and its Affiliates (without giving effect to any unfunded financing, regardless of whether any such financing is committed). As of the Closing Date, Buyer shall have adequate financial resources to pay or otherwise satisfy the Assumed Liabilities assumed by Buyer.

Article VII
COVENANTS OF THE PARTIES

Section 7.1         Conduct of Business of Seller. Except (i) as required by any Order of the Bankruptcy Court (or as reasonably necessary in connection with the Bankruptcy Case), (ii) as required by applicable Law, (iii) as contemplated or required by the terms of any Transaction Document, (iv) for reasonable actions taken or not taken in response to the COVID-19 pandemic or to comply with COVID-19 Measures (including any COVID-19 Response) or (v) as otherwise consented to in writing by Buyer (such consent not to be unreasonably withheld, conditioned or delayed), during the period commencing on the date of this Agreement and continuing through the Closing or the earlier termination of this Agreement in accordance with its terms:

(a)        Seller shall use its reasonable best efforts to preserve in all material respects the Purchased Assets;

(b)       Seller shall use commercially reasonable efforts to commence preparation (or cause the preparation) of any documents as shall be necessary to properly record the transfer and assignment of the Purchased Patents to Buyer; and

(c)        Seller shall not:

(i)            sell, lease (as lessor), transfer or otherwise dispose of (or permit to become subject to any additional Encumbrance, other than Permitted Encumbrances, Encumbrances arising under any Bankruptcy Court orders relating to the use of cash collateral (as defined in the Bankruptcy Code) and Encumbrances arising in connection with any debtor-in-possession financing of Seller) any Purchased Assets;

(ii)            delay in any material respect the payment of any undisputed material trade accounts payable of the type being assumed by Buyer under this Agreement, including undisputed amounts payable under Assumed Contracts;

(iii)           amend in any material and adverse respect or voluntarily terminate (or waive any material provision of) any Assumed Contracts;

(iv)           cancel, knowingly allow to lapse, fail to renew, maintain or defend, or encumber (in whole or in part) any Purchased Patent, in each case other than in the ordinary course of business; or

(v)            authorize any of the foregoing, or commit or agree to do any of the foregoing.

Section 7.2         Conduct of Business of Buyer. Buyer agrees that, between the date of this Agreement and the Closing, it shall not, and shall cause its Affiliates not to, directly or indirectly, take any action that would, or would reasonably be expected to, individually or in the aggregate, prevent or materially impede, interfere with or delay the consummation of the transactions contemplated by this Agreement, except as required by any order of the Bankruptcy Court, as required by applicable Law, or as otherwise consented to in writing by Buyer.

Section 7.3         Access to and Delivery of Information; Maintenance of Records.

(a)        Between the date of this Agreement and the Closing Date, to the extent permitted by Law, Seller shall, during ordinary business hours and upon reasonable prior notice and subject to any reasonable COVID-19 Measures (i) give Buyer and Buyer’s Representatives reasonable access to Seller’s accountants, counsel, financial advisors and other authorized outside representatives, officers and senior management in their respective principal places of business, all books, records and other documents and data to the extent reasonably related to the Purchased Assets in the locations in which they are normally maintained; provided that, in connection with such access, Buyer and Buyer’s Representatives shall minimize disruption to Seller’s businesses and the Bankruptcy Case and shall reimburse Seller for the costs incurred from providing such access. Notwithstanding anything to the contrary set forth in this Section 7.3(a), no access to, or examination of, any information or other investigation shall be permitted to the extent that it would require disclosure of information subject to attorney-client or other privilege. All information obtained by Buyer or Buyer’s Representatives pursuant to this Section 7.3 shall be subject to the terms of the Confidentiality Agreement.

(b)       Between the Closing Date and the six (6) year anniversary of the Closing Date, Seller and its Representatives shall have reasonable access to all Documentary Materials of Seller directly or indirectly delivered to Buyer at Closing the extent that such books, records and information relate to any period prior to the Closing Date. Such access shall be afforded by Buyer upon receipt of reasonable advance notice and during normal business hours, and Buyer shall permit Seller and its Representatives to make such reasonable copies of such books, records and information as they may reasonably request.

Section 7.4         Expenses. Except to the extent otherwise specifically provided herein, in the Bidding Procedures Order or the Sale Order, whether or not the transactions contemplated hereby are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by the Party incurring such costs and expenses.

Section 7.5         Further Assurances.

(a)        Subject to the terms and conditions of this Agreement, at all times prior to the earlier of the Closing and the termination of this Agreement in accordance with its terms, each of the Parties shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws to consummate and make effective the transactions contemplated by this Agreement.

(b)       From time to time, on or after the Closing Date, Seller shall execute and deliver such other instruments of transfer to Buyer as are reasonably necessary or required or as Buyer may reasonably request in order to more effectively vest in Buyer all of Seller’s right, title and interest to the Purchased Assets, free and clear of all Encumbrances.

(c)       On and immediately after the Closing Date, Buyer shall use reasonable best efforts to prepare and file (or cause the preparation and filing of) any documents as shall be necessary to properly record the transfer and assignment of the Purchased Patents to Buyer, and to cooperate with Seller in promptly accomplishing any of the foregoing.

(d)       Nothing in this Agreement or in any of the Transaction Documents, shall (i) unless otherwise expressly provided herein or therein, require Seller to make any expenditure or incur any obligation on their own or on behalf of Buyer, (ii) prohibit Seller from ceasing operations or winding up its affairs following the Closing, or (iii) prohibit Seller from taking such actions as are required by the Bankruptcy Court or as would otherwise be permitted under Section 7.1.

Section 7.6         Public Statements. The Parties shall consult with each other before issuing any press release or making any public statement or other public communication with respect to the Agreement or the transactions contemplated hereby. No Party shall issue any such press release or make any such public statement or public communication without the prior consent of the other Party, which shall not be unreasonably withheld. Notwithstanding the foregoing, the Buyer may make any public statement or other public communication with respect to this Agreement or the transactions contemplated hereby with a notice to Seller if such statement or communication is required under applicable Laws or under the rules of Korea Stock Exchange.

Section 7.7         Governmental Authority Approvals and Cooperation.

(a)        As promptly as reasonably practicable after the date of this Agreement, each of Seller and Buyer shall (and shall cause their respective Affiliates to) use its best efforts to make any filings and notifications, and to obtain any Consents from Governmental Authorities (other than the Bankruptcy Court), required to be made and obtained under applicable Law in connection with the transactions contemplated by this Agreement as promptly as reasonably practicable.

(b)        Each Party (i) shall cooperate with each other Party in connection with the filings and Consents contemplated by this Section 7.7, (ii) shall promptly inform each other Party of any material communication received by such Party from any Governmental Authority (other than the Bankruptcy Court) concerning this Agreement, the transactions contemplated hereby and any filing, notification or request for Consent related thereto, and (iii) shall permit each other Party to review in advance any proposed written communication or information submitted to any such Governmental Authority (other than the Bankruptcy Court) in response thereto. In addition, neither Seller nor Buyer shall (and Buyer and Seller shall ensure that their respective Affiliates do not) agree to participate in any meeting with any Governmental Authority (other than the Bankruptcy Court) in respect of any filings, investigation or other inquiry with respect to this Agreement, the transactions contemplated hereby or any such filing, notification or request for Consent related thereto unless it consults with the other Parties in advance and, to the extent permitted by any such Governmental Authority and applicable Law, gives the other Parties the opportunity to attend and participate thereat, in each case to the maximum extent practicable. Seller and Buyer shall, and shall cause their respective Affiliates to, furnish Buyer or Seller (and Buyer’s Representatives and Seller’s Representatives, as applicable), as the case may be, copies of all material correspondence, filings and communications between it and its Affiliates (and Buyer’s Representatives and Seller’s Representatives, as applicable) on the one hand, and the Governmental Authority (other than the Bankruptcy Court) or members of its staff on the other hand, with respect to this Agreement, the transactions contemplated hereby or any such filing, notification or request for Consent related thereto (in each case, excluding documents and communications which are subject to preexisting confidentiality agreements or to the attorney-client privilege or work product doctrine). Seller and Buyer shall (and shall cause their respective Affiliates to) furnish each other Party with such necessary information and assistance as such other Party and its Affiliates may reasonably request in connection with its preparation of necessary filings, registrations or submissions of information to any Governmental Authority in connection with this Agreement, the transactions contemplated hereby and any such filing, notification or request for Consent related thereto.

Section 7.8         Tax Matters.

(a)        Any sales, use, goods and services, property transfer or gains, harmonized sales, documentary, stamp, registration, recording, value added, or similar Tax payable in connection with the sale or transfer of the Purchased Assets and not exempted under the Sale Order or by Section 1146(a) of the Bankruptcy Code, including, for the avoidance of doubt, (i) the Korean STT, which shall be withheld by Buyer in accordance with Section 3.3(b) and (ii) the Patent Transfer Withholding Tax, which shall be withheld by Buyer in accordance with Section 3.3(d) (“Transfer Taxes”) shall be paid by Buyer. Seller and Buyer shall use their best efforts and cooperate in good faith to exempt the sale and transfer of the Purchased Assets from any such Transfer Taxes. Buyer shall prepare and file all necessary Tax Returns or other documents with respect to all such Transfer Taxes to the extent permitted under applicable Tax Law. Buyer shall provide reimbursement for any Tax described in this Section 7.8 that is paid by Seller (including any Tax paid on such reimbursement).

(b)       All real property, personal property and other ad valorem Taxes with respect to the Purchased Assets that are due after the Closing Date shall be paid by Buyer.

(c)        Buyer agrees to furnish or cause to be furnished to Seller and Seller’s Representatives, upon request, as promptly as practicable, such information and assistance as is reasonably necessary for the filing of Tax Returns, the making of any election relating to Taxes, the preparation for any audit by any taxing authority and the prosecution or defense of any claim, suit or Proceeding relating to any Tax. Such information and assistance shall include providing reasonable access to all of the books and records of Seller delivered to Buyer at Closing or provided pursuant to Section 7.3. Access to books and records shall be afforded upon receipt of reasonable advance notice and during normal business hours.

(d)        The Parties agree to treat any payment made from one Party to another pursuant to this Agreement that is not reflected as part of the Purchase Price under this Agreement as an adjustment to the Purchase Price for all income Tax purposes, unless otherwise required by applicable Law.

(e)        Seller shall furnish the Exemption Documentation to Buyer and Buyer shall file such Exemption Documentation with the relevant Governmental Authority in Korea as provided for in Section 3.3(c) above. Buyer shall promptly provide Seller with a copy of the receipt of such submission once it has been completed.

Section 7.9         Submission for Bankruptcy Court Approval.

(a)        Seller shall give notice under the Bankruptcy Code of the request for the Sale Order to all Persons entitled to such notice, including all Persons that have asserted Encumbrances in the Purchased Assets and all non-debtor parties to the Assumed Contracts, and other appropriate notice, including such additional notice as the Bankruptcy Court shall direct or as Buyer may reasonably request, and provide appropriate opportunity for hearing, to all parties entitled thereto, of all motions, orders, hearings, or other Proceedings in the Bankruptcy Court relating to this Agreement or the transactions contemplated hereby. Seller shall be responsible for making all appropriate filings relating thereto with the Bankruptcy Court, which filings shall be submitted, to the extent practicable, to Buyer prior to their filing with the Bankruptcy Court for Buyer’s prior review.

(b)       Seller and Buyer shall consult with one another regarding pleadings which any of them intends to file with the Bankruptcy Court in connection with, or which might reasonably affect the Bankruptcy Court’s approval of the Sale Order. Seller shall promptly provide Buyer and its counsel with copies of all notices, filings and orders of the Bankruptcy Court that Seller has in its possession (or receives) pertaining to the motion for approval of the Sale Order or any other order related to any of the transactions contemplated by this Agreement.

(c)        If the Bidding Procedures Order, the Sale Order or any other orders of the Bankruptcy Court relating to this Agreement or the transactions contemplated hereby shall be appealed by any Person (or if any petition for certiorari or motion for reconsideration, amendment, clarification, modification, vacation, stay, rehearing or reargument shall be filed with respect to the Bidding Procedures Order, the Sale Order or other such order), subject to rights otherwise arising from this Agreement, Seller and Buyer shall use their reasonable best efforts to prosecute such appeal, petition or motion and obtain an expedited resolution of any such appeal, petition or motion.

Section 7.10       Transfer of Purchased Assets; Payments Received.

(a)        Seller and Buyer will make all necessary arrangements for Buyer to take ownership and possession of the Purchased Assets, and at Buyer’s expense (including any and all costs and expenses incurred in connection with the transfer of the Purchased Patents and Purchased Technology (i) from Seller to the Buyer, (ii) from Seller to CMOs designated by the Buyer and (iii) from the Buyer to its CMOs), to transfer the same to a location operated or designated by Buyer, to the extent necessary, as promptly as practicable following the Closing.

(b)        In the event that, at any time or from time to time following the Closing and until one (1) year following the Closing, any Party identifies any asset that was included within the definition of the Purchased Assets on the Closing Date but such asset was not transferred to the Buyer at Closing (including as a result of Seller or any other Person having any right, title or interest in, to or under, or Encumbrance upon, any of the Purchased Assets), then Seller shall use reasonable best efforts to (i) promptly transfer, or cause to be transferred, such asset to Buyer, and (ii) execute and deliver to the Buyer such other instruments of sale, transfer, conveyance, assignment, license, and confirmation, provide such materials and information and take such other actions as the Buyer may reasonably deem necessary or desirable in order to transfer, convey and assign to the Buyer, and to confirm the Buyer’s title to, all of the Purchased Assets, free and clear of all Encumbrances, in accordance with the terms of this Agreement and other Transaction Documents to which it is a party.

Section 7.11       Purchased Assets “AS IS;” Certain Acknowledgements. (a)         Buyer agrees, warrants and represents that (a) Buyer is purchasing the Purchased Assets on an “AS IS” and “WITH ALL FAULTS” basis based solely on Buyer’s own investigation of the Purchased Assets and (b) neither Seller nor any of Seller’s Representatives has made any warranties, representations or guarantees, express, implied or statutory, written or oral, respecting the Purchased Assets, any part of the Purchased Assets, the financial performance of the Purchased Assets, or the physical condition of the Purchased Assets except the representations and warranties as set forth in Article V of this Agreement. Buyer further acknowledges that the consideration for the Purchased Assets specified in this Agreement has been agreed upon by Seller and Buyer after good-faith arms-length negotiation in light of Buyer’s agreement to purchase the Purchased Assets “AS IS” and “WITH ALL FAULTS.” Buyer agrees, warrants and represents that, except as set forth in this Agreement, Buyer has relied, and shall rely, solely upon its own investigation of all such matters, and that Buyer assumes all risks with respect thereto. EXCEPT AS SET FORTH IN ARTICLE V OF THIS AGREEMENT, SELLER MAKE NO EXPRESS WARRANTY, NO WARRANTY OF MERCHANTABILITY, NO WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE, AND NO IMPLIED OR STATUTORY WARRANTY WHATSOEVER WITH RESPECT TO ANY REAL OR PERSONAL PROPERTY OR ANY FIXTURES OR THE PURCHASED ASSETS.

(b)        Buyer acknowledges and agrees that it (i) has had an opportunity to discuss the Purchased Assets with the management of Seller and has been afforded the opportunity to ask questions of and receive answers from management of Seller, (ii) has had reasonable access to the books and records of Seller, and (iii) has conducted its own independent investigation of Seller, the Purchased Assets, the Assumed Liabilities and the transactions contemplated hereby. In connection with the investigation by Buyer, Buyer has received or may receive from Seller certain projections, forward-looking statements and other forecasts and certain business plan information. Buyer acknowledges and agrees neither Seller nor any other Person will have or be subject to any Liability or indemnification obligation to Buyer or any other Person resulting from the distribution to, or use by, Buyer or any of its Affiliates or any of Buyer’s Representatives of any information provided to Buyer or any of its Affiliates or any of Buyer’s Representatives by Seller or any of Seller’s Representatives, including any information, documents, projections, forward-looking statements, forecasts or business plans or any other material made available in any “data room,” any confidential information memoranda or any management presentations in expectation of or in connection with the transactions contemplated by this Agreement.

(c)        Except for the representations and warranties contained in Article V, Buyer acknowledges that neither Seller nor any other Person on behalf of Seller makes any express or implied representation or warranty with respect to Seller or the Purchased Assets, or with respect to any information provided to Buyer or any of its Affiliates or any Representative of Buyer, and Seller hereby disclaims any other representations or warranties made by Seller or any other Person with respect to the execution and delivery of this Agreement, the Purchased Assets or the transactions contemplated hereby. Buyer has not relied on any representation, warranty or other statement by any Person on behalf of Seller, other than the representations and warranties of Seller expressly contained in Article V. Buyer acknowledges and agrees that the representations and warranties set forth in Article V are made solely by Seller, and no Affiliate of Seller, Representative of Seller or other Person shall have any responsibility or Liability related thereto.

Section 7.12       License to Seller. Notwithstanding anything in this Agreement to the contrary, Buyer acknowledges and agrees that Seller may retain one (1) copy of all or any part of the Purchased Books and Records that it delivers to Buyer hereunder and shall have the right and license to use and reference the same, and shall have the right and license under the Purchased Patents and Purchased Technology to manufacture and supply the PD-L1 Product to the JVC pursuant to that certain Supply Agreement, effective as of September 1, 2016, by and between Seller and the JVC.

Section 7.13       Lonza License Agreement. Following the execution of this Agreement, Buyer will enter into a license agreement, directly or through its Affiliate, with Lonza Sales AG pursuant to which Buyer shall obtain such rights as it deems necessary to exploit the Product Inventory (the “Lonza License Agreement”). Promptly following the execution of this Agreement and the execution of the Lonza License Agreement by Buyer or its Affiliate with Lonza Sales AG, Seller will use its reasonable best efforts to enter into an amendment with Lonza Sales AG pursuant to which “STI-3031 (anti-PD-L1 antibody)” will be removed from Appendix 5, Table A of the Multi-Product License Agreement between Seller and Lonza Sales AG, made as of April 13, 2017, as amended from time to time.

Section 7.14       IP Matters; Inventory.

(a)        Promptly following the date hereof, Seller shall inform its patent agents of the impending transfer of the Purchased Patents to Buyer pursuant to this Agreement. If and when Seller has any communication with its patent agents regarding such transfer, Seller shall include Buyer’s designated individuals in such communication, and if and when Seller provides any document or information to its patent agents for such transfer, Seller shall provide Buyer with an opportunity to review such document or information and reflect Buyer’s comments in such document or information before Seller provides such document or information to its patent agents.

(b)        Promptly following the date hereof, Seller shall prepare the index of the Purchased Books and Records relating to the PD-L1 Product and upload such index on VDR for Buyer’s access thereto. If there is any digital document of the Purchased Books and Records that Seller fails to provide to Buyer at or prior to the Closing, Seller shall upload such digital documents on VDR no later than fourteen (14) days after the Closing. Seller shall deliver the physical documents of the Purchased Books and Records to Buyer no later than fourteen (14) days after the Closing.

(c)        Seller shall use commercially reasonable efforts to ship the Product Inventory located at Seller’s facility to a location reasonably agreed upon by the Parties within fourteen (14) days after the Closing. Promptly after the date hereof, Seller shall send a letter to Charles River Laboratories informing Charles River Laboratories of the impending change in ownership at the Closing of master cell bank for the PD-L1 Product stored at Charles River Laboratories on behalf of Seller, and provide a copy of such letter to Buyer at or prior to the Closing.

(d)       After the Closing, but no later than thirty (30) days after the Closing, Seller shall destroy CD47 Product inventories (including cell lines and antibodies) owned by Seller and send confirmation of such destruction to Buyer.

Article VIII
CONDITIONS TO CLOSING

Section 8.1         Conditions to Each Party’s Obligations to Effect the Closing. The respective obligations of each Party to effect the sale and purchase of the Purchased Assets and to consummate the other transactions contemplated by this Agreement shall be subject to the satisfaction or, to the extent permitted by applicable Law, waiver in a joint writing by Buyer and Seller, at or prior to the Closing, the following conditions:

(a)        consummation of the transactions contemplated hereby would not violate any non-appealable Sale Order, decree or judgment of the Bankruptcy Court or any other Governmental Authority having competent jurisdiction and there shall not be any Law that makes consummation of the transactions contemplated hereby illegal or otherwise prohibited (unless the consummation of the transactions contemplated hereby in violation of such Law would not reasonably be expected to have a Material Adverse Effect); and

(b)       the Bankruptcy Court shall have entered an order approving Seller’s entry into this Agreement and the consummation of the transactions contemplated herein pursuant to Sections 105 and 363 of the Bankruptcy Code, in form and substance reasonably acceptable to Seller and Buyer (the “Sale Order”).

Section 8.2         Conditions to Obligations of Buyer. The obligation of Buyer to effect the purchase of the Purchased Assets and the assumption of the Assumed Liabilities and to consummate the other transactions contemplated by this Agreement shall be subject to the fulfillment at or prior to the Closing of the following additional conditions:

(a)        Seller shall have performed and complied in all material respects with the covenants contained in this Agreement which are required to be performed and complied with by it on or prior to the Closing Date;

(b)        the representations and warranties of Seller set forth in Article V (disregarding for these purposes any exception in such representations and warranties relating to materiality or a Material Adverse Effect) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made at and as of the Closing Date (except for those representations and warranties which address matters only as of an earlier date in which case such representation or warranty shall have been true and correct as of such earlier date), except for such failures to be true and correct as would not reasonably be expected to have a Material Adverse Effect;

(c)        Buyer shall have received a certificate from an officer of Seller to the effect that the conditions set forth in Section 8.2(a) and (b) have been satisfied; and

(d)        Buyer shall have received the other items to be delivered to it pursuant to Section 4.2.

Any condition specified in this Section 8.2 may be waived by Buyer; provided that no such waiver shall be effective against Buyer unless it is set forth in a writing executed by Buyer.

Section 8.3         Conditions to Obligations of Seller. The obligation of Seller to effect the sale of the Purchased Assets and to consummate the other transactions contemplated by this Agreement shall be subject to the fulfillment at or prior to the Closing of the following additional conditions:

(a)        Buyer shall have performed and complied in all material respects with the covenants and agreements contained in this Agreement which are required to be performed and complied with by Buyer on or prior to the Closing Date;

(b)       the representations and warranties of Buyer set forth in Article VI (disregarding for these purposes any exception in such representations and warranties relating to materiality) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made at and as of the Closing Date (except for those representations and warranties which address matters only as of an earlier date in which case such representation or warranty shall have been true and correct as of such earlier date);

(c)        Seller shall have received a certificate from an officer of Buyer to the effect that the conditions set forth in Section 8.3(a) and (b) have been satisfied; and

(d)       Seller shall have received the other items to be delivered to it pursuant to Section 4.3.

Any condition specified in this Section 8.3 may be waived by Seller; provided that no such waiver shall be effective against Seller unless it is set forth in a writing executed by Seller.

Section 8.4         Frustration of Closing Conditions. Neither Seller nor Buyer may rely on or assert the failure of any condition set forth in Article VIII to be satisfied if such failure was proximately caused by such Party’s failure to comply with this Agreement in all material respects.

Article IX
TERMINATION; WAIVER

Section 9.1         Termination. This Agreement may be terminated at any time prior to the Closing by:

(a)        mutual written consent of Seller and Buyer;

(b)        Seller or Buyer, if:

(i)            there shall be any Law that makes consummation of the transactions contemplated hereby illegal or otherwise prohibited (unless the consummation of the transactions contemplated hereby in violation of such Law would not reasonably be expected to have a Material Adverse Effect); or

(ii)            consummation of the transactions contemplated hereby would violate any nonappealable final order, decree or judgment of the Bankruptcy Court or any other Governmental Authority having competent jurisdiction;

provided that the Party seeking to terminate this Agreement pursuant to this Section 9.1(b) shall have used its reasonable best efforts to challenge such Law, order, decree or judgment;

(c)            Seller if:

(i)            any of the representations and warranties of Buyer contained in Article V shall be inaccurate as of the date of this Agreement, or shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on and as of such subsequent date), and the condition set forth in Section 8.3(b) would not then be satisfied; or

(ii)            Buyer shall have failed to perform or comply with any of the covenants or agreements contained in this Agreement to be performed and complied with by Buyer and the condition set forth in Section 8.3(a) would not then be satisfied;

provided, however, that if an inaccuracy in any of the representations and warranties of Buyer or a failure to perform or comply with a covenant or agreement by Buyer is curable by Buyer within ten (10) Business Days after the date of written notice from Seller to Buyer of the occurrence of such inaccuracy or failure, then Seller may not terminate this Agreement under this Section 9.1(c) on account of such inaccuracy or failure (x) prior to delivery of such written notice to Buyer or during the ten (10) Business Day period commencing on the date of delivery of such notice or (y) following such ten (10) Business Day period, if such inaccuracy or failure shall have been fully cured during such ten (10) Business Day period;

(d)            Buyer if:

(i)            any of the representations and warranties of Seller contained in Article V shall be inaccurate as of the date of this Agreement, or shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on and as of such subsequent date), and the condition set forth in Section 8.2(b) would not then be satisfied; or

(ii)            Seller shall have failed to perform or comply with any of the covenants or agreements contained in this Agreement to be performed and complied with by Seller and the condition set forth in Section 8.2(a) would not then be satisfied;

provided, however, that if an inaccuracy in any of the representations and warranties of Seller or a failure to perform or comply with a covenant or agreement by any of Seller is curable by it within ten (10) Business Days after the date of written notice from Buyer to Seller of the occurrence of such inaccuracy or failure, then Buyer may not terminate this Agreement under this Section 9.1(d) on account of such inaccuracy or failure (x) prior to delivery of such written notice to Seller or during the ten (10) Business Day period commencing on the date of delivery of such notice or (y) following such ten (10) Business Day period, if such inaccuracy or failure shall have been fully cured during such ten (10) Business Day period;

(e)            Buyer or Seller, if (i) a Third-Party Sale is consummated or (ii) the Bankruptcy Case is dismissed or converted to a case under Chapter 7 of the Bankruptcy Code and neither such dismissal nor conversion expressly contemplates the transactions provided for in this Agreement;

(f)            Seller, if all of the conditions set forth in Section 8.1 and Section 8.2 have been satisfied or waived by Buyer (or would be satisfied at the Closing), and Buyer does not consummate the Closing by November 2, 2023; or

(g)            Buyer or Seller, if the Closing has not occurred by the date falling ninety (90) days after the date of this Agreement (the “Long Stop Date”), provided that neither Party may terminate this Agreement pursuant to this clause (h) if such Party is then in material breach of this Agreement and such breach is the proximate cause of the Closing not having occurred before the Long Stop Date.

Section 9.2         Procedure and Effect of Termination. In the event of termination of this Agreement by either Seller or Buyer pursuant to Section 9.1, written notice thereof shall forthwith be given by the terminating Party to the other Party and this Agreement shall terminate and the transactions contemplated hereby shall be abandoned, without further action by any of the Parties; provided, however, that (a) no Party shall be relieved of or released from any Liability arising from any Willful Breach by such Party of this Agreement and (b) this Section 9.2, Section 3.2, Section 7.3(b), Article X and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement. For the avoidance of doubt, in the event of termination of this Agreement or the transactions contemplated herein other than for a termination which constitutes a Buyer Default Termination, the Deposit shall be returned to the Buyer by wire transfer of immediately available funds in accordance with Section 3.2.

Section 9.3         Extension; Waiver. At any time prior to the Closing, Seller, on the one hand, or Buyer, on the other hand, may, to the extent permitted by applicable Law (a) extend the time for the performance of any of the obligations or other acts of Buyer (in the case of an agreed extension by Seller) or Seller (in the case of an agreed extension by Buyer), (b) waive any inaccuracies in the representations and warranties of Buyer (in the case of a wavier by Seller) or Seller (in the case of a waiver by Buyer) contained herein or in any document delivered pursuant hereto, (c) waive compliance with any of the agreements of Buyer (in the case of a wavier by the Seller) or Seller (in the case of a waiver by Buyer) contained herein, or (d) waive any condition to its obligations hereunder. Any agreement on the part of Seller, on the one hand, or Buyer, on the other hand, to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of Seller or Buyer, as applicable. The failure or delay of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights, nor shall any single or partial exercise of any right under this Agreement preclude any other or further exercise of any rights hereunder.

Article X
MISCELLANEOUS PROVISIONS

Section 10.1         Amendment and Modification. This Agreement may be amended, modified or supplemented only by a written instrument signed by Seller and Buyer.

Section 10.2         Survival. None of the representations and warranties of the Parties in this Agreement, in any instrument delivered pursuant to this Agreement, or in the Schedules or Exhibits attached hereto shall survive the Closing, and no Party hereto shall, or shall be entitled to, make any claim or initiate any action against any other Party with respect to any such representation or warranty from or after the Closing. None of the covenants or agreements of the Parties in this Agreement shall survive the Closing, and no Party hereto shall, or shall be entitled to, make any claim or initiate any action against any other Party with respect to any such covenant or agreement from or after the Closing, other than (a) the covenants and agreements of the Parties contained in this Article X and in Articles III and IV and (b) those other covenants and agreements contained herein that by their terms apply, or that are to be performed in whole or in part, after the Closing, which shall survive the consummation of the transaction contemplated by this Agreement until fully performed.

Section 10.3         Notices. All notices or other communications required or permitted under, or otherwise made in connection with, this Agreement shall be in writing and shall be deemed to have been duly given or made (a) when delivered in person, (b) upon confirmation of receipt when transmitted by email, (c) upon receipt after dispatch by registered or certified mail, postage prepaid, or (d) on the next Business Day if transmitted by national overnight courier (with confirmation of delivery), in each case, addressed as follows:

(a)            If to Seller, to:

Sorrento Therapeutics, Inc.
4955 Directors Place
San Diego, CA 92121
Attention: Mohsin Y. Meghji
Email: mmeghji@m3-partners.com

with a mandated copy (which shall not constitute notice) to:

Latham & Watkins LLP
330 Wabash Avenue
Chicago, IL 60611
Attention: Caroline Reckler; Andrew Clark
Email:         Caroline.Reckler@lw.com; Andrew.Clark@lw.com

(b)            If to Buyer, to:

Yuhan Corporation

74 Noryangjin-ro, Dongjak-gu, Seoul, Korea
Attention: Jae Yong Kim
Email: jykim@yuhan.co.kr

with a mandated copy (which shall not constitute notice) to:

Bae, Kim & Lee LLC
26 Ujeongguk-ro, Jongno-gu, Seoul, Korea
Attention: Jung Min Jo
Email: jungmin.jo@bkl.co.kr

Section 10.4         Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party (whether by operation of law or otherwise) without the prior written consent of the other Parties, and any such assignment shall be null and void. No assignment by any Party shall relieve such Party of any of its obligations hereunder. Subject to the foregoing, this Agreement and all of the provisions hereof shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns, including the trustee in the Bankruptcy Case.

Section 10.5         Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon a determination that any term or other provision of this Agreement is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 10.6         Governing Law. Except to the extent the mandatory provisions of the Bankruptcy Code apply, this Agreement, and all claims and causes of action arising out of, based upon, or related to this Agreement or the negotiation, execution or performance hereof, shall be governed by, and construed, interpreted and enforced in accordance with, the Laws of the State of New York, without regard to choice or conflict of law principles that would result in the application of any Laws other than the Laws of the State of New York.

Section 10.7         Acknowledgement and Release. Buyer acknowledges that Seller is the sole Person bound by, or liable with respect to, the obligations and Liabilities of Seller under this Agreement and the other Transaction Documents to which Seller is a party, and that no Affiliate of Seller or any of its subsidiaries or any current or former officer, director, stockholder, agent, attorney, employee, representative, advisor or consultant of Seller or any such other Person shall be bound by, or liable with respect to, any aspect of this Agreement and the other Transaction Documents.

Section 10.8         Submission to Jurisdiction; WAIVER OF JURY TRIAL.

(a)            Any action, claim, suit or Proceeding arising out of, based upon or relating to this Agreement or the transactions contemplated hereby shall be brought solely in the Bankruptcy Court (or any court exercising appellate jurisdiction over the Bankruptcy Court). Each Party hereby irrevocably submits to the exclusive jurisdiction of the Bankruptcy Court (or any court exercising appellate jurisdiction over the Bankruptcy Court) in respect of any action, claim, suit or Proceeding arising out of, based upon or relating to this Agreement or any of the rights and obligations arising hereunder, and agrees that it will not bring any action arising out of, based upon or related thereto in any other court; provided, however, that, if the Bankruptcy Case is dismissed, any action, claim, suit or Proceeding arising out of, based upon or relating to this Agreement or the transactions contemplated hereby shall be heard and determined solely in the Chancery Court of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware and any direct appellate court therefrom). Each Party hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any such action, claim, suit or Proceeding, (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve process in accordance with Section 10.3, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable Law, any claim that (i) the suit, action or Proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or Proceeding is improper or (iii) this Agreement or any other agreement or instrument contemplated hereby or entered into in connection herewith, or the subject matter hereof or thereof, may not be enforced in or by such courts. Each Party agrees that notice or the service of process in any action, claim, suit or Proceeding arising out of, based upon or relating to this Agreement or any of the rights and obligations arising hereunder or thereunder, shall be properly served or delivered if delivered in the manner contemplated by Section 10.3.

(b)            EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY AND ALL RIGHT SUCH PARTY MAY HAVE TO TRIAL BY JURY IN ANY ACTION, CLAIM, SUIT OR PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF, BASED UPON OR RELATING TO THIS AGREEMENT OR THE NEGOTIATION, EXECUTION OR PERFORMANCE HEREOF.

Section 10.9         Counterparts. This Agreement, the agreements referred to herein, and each other agreement or instrument entered into in connection herewith or therewith or contemplated hereby or thereby, and any amendments hereto or thereto, to the extent signed and delivered by means of a photographic, photostatic, facsimile, portable document format (.pdf), or similar reproduction of such signed writing using a facsimile machine or electronic mail shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto shall re-execute original forms thereof and deliver them to all other parties hereto. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or electronic mail to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or electronic mail as a defense to the formation or enforceability of a contract and each such party forever waives any such defense. The Parties acknowledge and agree that the IP Assignment Agreement shall be “wet-signed” by each of the Parties and a copy of such signature page in portable document format (.pdf) shall be provided at the Closing.

Section 10.10         Incorporation of Schedules and Exhibits. All Schedules and all Exhibits attached hereto and referred to herein are hereby incorporated herein by reference and made a part of this Agreement for all purposes as if fully set forth herein.

Section 10.11         Entire Agreement. This Agreement (including all Schedules and all Exhibits) and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the Parties with respect thereto.

Section 10.12         Remedies. The Parties agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or was otherwise breached and that monetary damages may not be an adequate remedy for any breach or threatened breach of any of the provisions of this Agreement. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, and any such injunction shall be in addition to any other remedy to which any Party is entitled, at law or in equity.

Section 10.13         Bulk Sales or Transfer Laws. Buyer hereby waives compliance by Seller with the provisions of the bulk sales or transfer laws of all applicable jurisdictions.

Section 10.14         Mutual Drafting; Headings; Information Made Available. The Parties participated jointly in the negotiation and drafting of this Agreement and the language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent. If an ambiguity or question of intent or interpretation arises, then this Agreement will accordingly be construed as drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. The descriptive headings and table of contents contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. To the extent this Agreement refers to information or documents to be made available (or delivered or provided) to Buyer or its Representatives, Seller shall be deemed to have satisfied such obligation if Seller or any of its Representatives has made such information or document available (or delivered or provided such information or document) to Buyer or any of its Representatives, whether in an electronic data room, via electronic mail, in hard copy format or otherwise.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties hereto have caused this Asset Purchase Agreement to be executed as of the date first written above.

SORRENTO THERAPEUTICS, INC.

By:	/s/ Mohsin Y. Meghji
Name:	Mohsin Y. Meghji
Title:	Chief Restructuring Officer

YUHAN CORPORATION

By:	/s/ Wook Je Cho
Name:	Wook Je Cho
Title:	CEO and President

[Signature Page to Asset Purchase Agreement]